UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of

February 2012

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar

01419-908, São Paulo, SP, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

2011 MANAGEMENT REPORT

MESSAGE FROM THE MANAGEMENT

2011 began with favorable prospects in the pulp industry. However, in the second half of the year the weakened global economic framework affected the demand and price of key commodities. Significant foreign exchange volatility posed a major challenge for Fibria’s financial performance. Fortunately, we managed to mitigate this negative impact by cost cutting and operational excellence initiatives.

In this second year of Fibria’s operations, we achieved new and important goals, such as the modernization of pulp bleaching line at the Aracruz Unit’s A Plant in Espírito Santo State, which allowed not only reduced chemical consumption but also increased operating efficiency. We have also intensified the exchange of expertise and knowledge among professionals from different operating units, with considerable productivity gains in both forestry and industrial operations.

Fibria prioritized operating excellence at its production units to optimize pulp production and minimize costs in order to maintain its position as a low-cost producer. All Units posted record of annual pulp production volumes that offset most of the production lost with the sale of Conpacel at the beginning of 2011.

We have moved forward with liability management, the results of which were partially offset by the dollar’s appreciation against the real, a merely accounting effect that nonetheless increased the Company’s leverage. The conclusion of the sales of Conpacel, KSR and the Piracicaba Unit were highlights of the year: the operations allowed Fibria to execute its strategy of repositioning itself in the pulp business and helped improve our capital structure, maintaining our liquidity even after we settled our debt with former Aracruz shareholders.

Regarding expansion strategy, we have acquired the installation license for the Três Lagoas II Project at our Mato Grosso do Sul unit and continued developing our forests areas. We will pay close attention to market conditions and Fibria’s financial situation before making the final decision on expanding this unit.

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We believe that one of Fibria’s most important advances in 2011 regards its relationships with stakeholders. We were able to strengthen our bonds with the communities and social leaders in the regions where we operate with relationship and engagement projects. With these projects we established an open dialogue for the development of innovative, productive relationships and ways to do business.

We continue to pursue additional certifications for our forestry and industrial operations, such as the efforts for obtaining FSC® certification for the Aracruz Unit. In May, we concluded the first stage of the SmartStep program, supervised by the Institute for Agricultural and Forest Management and Certification (Imaflora), to acquire this important endorsement of good social and environmental practices in forest stewardship.

Throughout 2011, on the recommendation of our Sustainability Committee and supporting our long-term commitment, we have been developing a Goals Program for the next two planting cycles (14 years). We identified the key variables that directly and indirectly affect pulp production, including priority issues for Fibria like as social and environmental risks. Thus, in 2012 we will announce the long-term sustainability goals that will guide our strategy through 2025.

Our profit margins narrowed throughout the year due to adverse conditions in Europe and the U.S., with ripple effects in Asia and other markets. All of this reinforces the need for expanding our competitive advantages to maintain our industry leadership. We are confident that Fibria will remain well-positioned to face these transformations, focusing on operating excellence.

The 2011 results are due to dedication and talent of our professionals and of all those who collaborate to bring our goals to fruition. We are well aware of the value of our team and want to preserve and develop this wealth: with this in mind, we intensified the Performance Management process to acknowledge talent and prepare new leaders. We disclosed the Management Guidelines, a set of principles that shall guide the attitudes of all our employees and will certainly help us build a company worthy of admiration.

Finally, we would like to thank the trust of our shareholders, clients, suppliers and society.

Marcelo Strufaldi Castelli	José Luciano Penido
CEO	Chairman of the Board of Directors

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MARKET CONTEXT

2011 was characterized by high volatility in Europe and reduced global commodity demand. The market pulp industry had two distinct phases. Throughout the first half of the year, the global market pulp demand was increased by 7.7% over 2010, mostly due to strong Chinese demand, which reached a record 6.3 million tons. The European list price of hardwood pulp (FOEX1) showed an upward trend, starting 2011 at US$849/t and reaching US$874/t in June, above the average of US$600/t (from 1998 and 2011). Beginning in July, the European crisis and its effects on the global economy negatively impacted world pulp demand, increasing the producers’ inventories to 38 days (above the 33-day average), resulting in successive price reductions – in December, the European FOEX reached US$648/t. In this scenario, several producers announced reduced production schedules in 4Q11, thus established a floor for price decreases.

1	FOEX Indexes Ltd is a private company located in Helsinki, Finland, that provides weekly price indexes for the main types of pulp and paper.

PERFORMANCE ANALYSIS

The following Performance Analysis of the 2011 fiscal year considers the operating results of the Piracicaba Unit until September of 2011, when this asset was sold to Oji Paper Co., Ltd. For the fiscal year ended in 2010, the results of the Piracicaba Unit were included in full. For the 2010 and 2011 fiscal years, information regarding the Conpacel and KSR operations was reclassified in the Income Statement under "Discontinued Operations" as per IFRS.

In 2011, Fibria’s pulp production totaled 5.184 million tons from its 4 production units and 93 thousand tons of paper from its former paper mill (Piracicaba), sold in September of 2011. Pulp production increased 3% over 2010 due to productivity gains and increased operating stability at plants.

This efficiency allowed us to reach record annual production at the Aracruz, Três Lagoas and Jacareí units. The 19% decline in paper production reflects the sale of the Piracicaba Unit that concluded Fibria’s strategic repositioning to focus exclusively on the pulp business.

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The volume of pulp sales in 2011 reached 5.141 million tons, 5% higher than in the previous year, mainly due to higher demand from Europe and North America in the first half of the year and Asia's strong showing, mostly in the second half of 2011. The distribution of Fibria’s sales by end use is mainly focused on the market of high quality tissue paper and specialty papers, representing 76% of the total pulp volume sold. These two markets are the most resilient to economic crisis and have the highest growth projections according to Pulp and Paper Products Council (PPPC).

The volume of paper sales totaled 100,000 tons, down 17% compared to 2010 sales due to the sale of the Piracicaba Unit in September of 2011.

Fibria’s net operating revenue totaled R$5,854 million in 2011, down 7% over 2010. This result was negatively impacted by the 9.6% decrease in the average net pulp price and also by the absence of income from the paper operation - the Piracicaba Unit - in the last quarter of the year as the sale of this unit was concluded in September.

 The cost of goods sold totaled R$5,124 million, up 9% over 2010, mainly impacted by the (i) increased depreciation, amortization and exhaustion, (ii) the higher sales volume and (iii) the increased production cash cost for the year.

 Administrative expenses held stable at R$310 million. This result is due to cost control initiatives implemented throughout the year that offset the collective pay raise and expenses with indemnifications in the second half.

Sales expenses totaled R$295 million, up 5% over the previous year, mostly due to the increased sales volume in the period (5%).

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Pro-forma EBITDA was R$1,964 million with margin at 34%. EBITDA in the period was 22% lower than the R$2,526 million registered in 2010 (40% margin), mostly due to the 9.6% lower average net pulp price in reais and the lower average exchange rate in the period (2011: R$1.6746 | 2010: R$1.7608) that offset the higher sales volume in the year.

 Financial income totaled R$1,869 million expense, compared to the R$364 million expense in 2010. This difference is chiefly due to the accounting effect of the dollar’s 12.6% appreciation against the real in the year on the conversion of the Company’s dollar-denominated debt into reais, which is 92% of the total.

 As a result, the accounting loss registered in 2011 was R$868 million, compared to the R$603 million profit in the previous year.

STRATEGY

The sale of Fibria's paper assets, Conpacel, KSR and the Piracicaba Unit, was an important event in 2011: they allowed the Company to execute its strategy of repositioning itself in the pulp business and helped improve Fibria’s capital structure. Also in 2011, in line with our expansion goals, the Company received the installation license for the Três Lagoas II Project while we continued developing our forestry areas to be ready to expand this Unit at the opportune moment.

Fibria consolidates itself as a global leader in the pulp industry, with quality, sustainable products that meet the needs of increasingly demanding clients and consumers.

CAPEX

In 2011, Fibria’s capital expenditures reached R$1,240 million and were allocated as follows:

CAPEX (R$ million)
Industrial Expansion	26
Forest Expansion	128
Expansion Subtotal	154
Safety/Environment	62
Forest Renewal	624
Maintenance, IT, R&D, Modernization	310
Maintenance Subtotal	996
50% Veracel	90
Total CAPEX	1,240

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For 2012, the Company’s management approved a capital budget at approximately R$1 billion, mostly allocated to operation maintenance.

LIABILITY MANAGEMENT

Liability management is still one of Fibria’s top priorities. Thus, over 2011, the Company concluded the sale of non-strategic assets, with the Conpacel and KSR sales concluded at R$1.5 billion and the Piracicaba Unit, at US$313 million. The proceeds from these operations were used for reducing gross debt and reinforcing liquidity. The Company also carried out the issue of Fibria 2021 Bond in the amount of US$750 million . With these 10-year bonds paying a semiannual coupon of 6.75% p.a., Fibria extended its debt profile and was able to close the year with an average debt maturity of 73 months. In addition, the Company settled the debt with former Aracruz shareholders, making the final payments of R$856 million and R$626 million in January and July, respectively.

These initiatives allowed Fibria to close 2011 with a solid financial position. The Company’s cash position, net of marked-to-market hedge instruments, totaled R$1,846 million, equal to 1.6x the debt maturing in 2012. Net debt totaled R$9,478 million, down 3% over 2010. It should be noted that the dollar’s 12.6% appreciation against the real in 2011 significantly increased almost all – 92% - of the Company’s debt upon conversion from dollars to reais. Given the deterioration of the global macroeconomic scenario, the Company preventively renegotiated its covenants with its creditors to increase the maximum leverage limits for the periods ending December 31, 2011 and March 31 and June 30, 2012. The renegotiation was concluded satisfactorily in an environment of reciprocity and without a waiver fee. The impact of the dollar’s appreciation on dollar-denominated debt and the reduced EBITDA in the period, brought net debt/EBITDA up to 3.6x in 2010 to 4.8x in 2011.

Continuing with the debt reduction target, Fibria has worked toward increasing liquidity events, with the sale of the Losango forest assets and other non-strategic assets.

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DIVIDENDS

The Company’s bylaws guarantee a minimum dividend of 25% of net income after constitution of legal reserves, as provided by Brazilian corporate law. No dividends were proposed for the fiscal year ended December 31, 2011 due to losses for the year.

CAPITAL MARKET

Fibria’s stock listed on the BM&FBovespa’s Novo Mercado under ticker code FIBR3 closed the year at R$13.87. On the New York Stock Exchange (NYSE), the Level III ADRs traded under the ticker symbol FBR were quoted at US$7.77. The average daily trade volume on the BM&FBovespa and the NYSE was 3.2 million, with a financial volume of US$36.7 million.

Free float	467,934,646 common shares
American Depositary Receipts (ADRs)	1 ADR = 1 common share
Market Value on December 31, 2011	R$6.5 billion

Fibria’s shares are part of the theoretical portfolio of the Bovespa Index, with a 0.82% share in the index. In addition, Fibria was also selected for the BM&FBOVESPA’s Corporate Sustainability Index (ISE) for the third consecutive year and it is the only company in the pulp business to be included in the Dow Jones Sustainability Index (DJSI World). Fibria was also selected to be included in the BM&FBOVESPA’s Carbon Efficient Index (ICO2).

CORPORATE GOVERNANCE

On July 1, 2011, the succession of Fibria’s Executive Board, started on March 2, 2011, was concluded. Marcelo Strufaldi Castelli assumed the position of CEO after being Forestry Operations, Procurement, Paper and Strategy Officer. Carlos Augusto Lira Aguiar, who had held the position of CEO since Fibria’s founding, became part of the Company's Board of Directors in January of 2012.

In 2011, in line with Fibria’s commitment to good governance, the Governance, Risk and Compliance (GRC) area, integrating the Risk Management, Internal Control, Internal Audit and Ombudsman activities, was created. The purpose of this reorganization was to ensure operating synergy between areas, creating value for the business and, above all, strengthening the company’s governance. The new area reports directly to the CEO and responds for its actions to the Audit and Risk Committee, an advisory committee of the Board of Directors.

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Additionally, in 2011, Fibria's Liability and Liquidity Management Policy was approved, through which the Company established as a formal goal a range of 2.0x to 2.5x for the net debt over EBITDA ratio, not to exceed 3.5x even at its expansion cycles. The policy considers a contingency plan should the net debt/EBITDA ratio stray from the established limits due to external factors.

SUSTAINABILITY

Fibria’s sustainability strategy is based on the responsible use of natural resources, fostering the development and well-being of neighboring communities and the conservation and preservation of the native ecosystems. The Company advanced significantly in this sense in 2011. Here we highlight the new stakeholder relationship model implemented this year. We strengthen our bonds with the communities and social leaders in the regions where we operate with relationship and engagement projects, community meetings, dialogues and regular visits to the neighboring communities.

The Rural Land Development Program (PDRT) includes participation by public entities and it benefits more than 760 families from 24 communities in Bahia and Espírito Santo states. We also held a major meeting in Vitória, Espírito Santo State, Constructive Dialogues, in which our chief objective was to hear representatives from several social sectors related to the company.

Regarding sustainability and the capital markets, Fibria was included in the 2011/2012 portfolio of the Dow Jones Sustainability Index (DJSI World), which names the world’s best companies in corporate sustainability. The Company was chosen as a leader in the sector and the only in world from the Paper and Forestry industry. In November, Fibria was once again selected for the BM&FBovespa’s Corporate Sustainability Index (ISE). The index is composed of stocks of companies listed on BM&FBovespa that have demonstrated a serious commitment to sustainability and corporate governance best practices. Fibria was also the only company from the paper and pulp industry included in the Carbon Efficient Index (ICO2), a joint initiative between BM&FBOVESPA and the National Bank for Economic and Social Development (BNDES). The ICO2, composed of stocks of companies on the IBrX-50 index who decided to take participate in this initiative by adopting transparent practices regarding their greenhouse gas emissions, considers companies for their efficiency in relation to greenhouse gas emissions, in addition to their free float.

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SYNERGIES

Best practices are already widely disseminated in Fibria’s culture. By the end of 2011, accumulated synergy gains totaled approximately R$4.5 billion at net present value, two years ahead of schedule. This result was achieved by adapting structures, simplifying procedures and improving operating performance, generating important gains such as increased production and reduced costs with the implementation of the new management model that consolidates the best practices of the two former companies. For 2012, the Company believes that there are more opportunities for generating value through synergies, as some initiatives have not yet matured, especially in the operating and research areas.

TECHNOLOGICAL INNOVATION

In 2011, Fibria’s Technology Center (CT) developed innovative projects related to forestry and industrial activities. A highlight of forestry research was the recommendation of new clones for planting at the Company’s units, with significant gains in pulp production per planted area, in addition to better wood quality and resistance to the main diseases. Another highlight was the development of a new biotechnological tool that allows early identification of superior eucalyptus clones using molecular markers. With this new selection process, unprecedented in the industry, Fibria expects to anticipate productivity gains.

New herbicides were identified and the technical recommendations for handling pests, diseases and weeds were updated. Another important advance was the molecular diagnosis of bacteria responsible for one of the key eucalyptus disease.

Studies regarding critical levels of organic matter from forestry waste in the soil were expanded last year. New models to quantify compression, erosion and water losses were developed, in addition to tools for recommending fertilization and studies with controlled-release fertilizers.

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To systematize the fauna and flora studies at its units, in 2011 Fibria created a Biodiversity Database. In addition, two species, the White-shouldered Fire-eye (Ppyriglena leucoptera) and the Plain-brown Woodcreeper (Dendrocincla fuliginosa) were reintroduced in an area of the Aracruz Unit, contributing to the re-establishment of the birds’ community in the region.

In industrial operations, the products development area strengthened our strategic partnerships with key clients and research institutes in Brazil and abroad. Models for the different stages of the pulp production process were established such as to achieve better performance. The advance of new bleaching techniques resulted in less chemical consumption. In addition, studies regarding the generation of biofuels and bio-products from biomass were intensified in 2011, creating new opportunities for Fibria.

SUPPLIERS

Fibria was the first forestry company in the world to adhere to the Carbon Disclosure Project (CDP) Supply Chain. In 2011, the company invited 91 of its chief suppliers to report their greenhouse gas emissions and commit to climate change management best practices. In addition to reporting climate initiatives to the entity, the company raised awareness among its suppliers regarding risk evaluation, initiatives and opportunities related to sustainable practices. In 2011, Fibria created the Commission for Service Contraction (CCS) to ensure consistency and share responsibilities in all critical permanent service contractions to mitigate risks by selecting and evaluating suppliers in accordance with the company’s strategy of sustainable growth.

PERSONNEL

Among the initiatives in Human and Organizational Development (HOD) focusing on people management, we highlight the Management Guidelines and the Performance Management Process. To consolidate Fibria's Culture, the Management Guidelines, a set of principles to guide all the company’s employees, were implemented in July of 2011. They render the organization’s values in clear and concrete guidelines regarding behavior, roles, interactions, decisions, key-processes and initiatives, as well as results. The adopted guidelines are: Ownership, Commitment, Talent Development, Meritocracy, Excellence, Open Dialogue and Pragmatism. In September of 2011, Fibria implemented the Development Management Cycle. This is an integrated and dynamic personnel management process designed to enhance the individual, team and organizational performance using Personnel Management tools. The purpose of this process to provide feedback for all involved to create more targeted development initiatives, in addition to making the succession plan more transparent.

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RELATIONSHIP WITH INDEPENDENT AUDITORS

The company’s policy regarding contracting services unrelated to external auditing with our independent auditors is based on the principles of preserving the auditor’s independence. These internationally recognized principles consist of: (a) the auditor should not audit his own work; (b) the auditor should not exercise management functions for his client; and (c) the auditor should not promote the interests of his client.

ACKNOWLEDGEMENTS

In 2011, Fibria was received important acknowledgements for its sustainability and corporate governance management and initiatives.

Fibria was named one of the top 5 companies with “Best Social and Environmental Sustainability” by IR Magazine based on a survey of more than 500 investment professionals – analysts and portfolio managers – that operate in the Brazilian market.

Last year, the company was elected one of the 21 model companies in sustainability by Guia Exame de Sustentabilidade 2011. The award, currently in its 12th edition, is the result of the most important and respected corporate social responsibility survey done in Brazil. In 2011, the evaluation involved about 240 companies.

Fibria’s 2010 Sustainability Report took 6th place in the ranking of the best sustainability reports in the 13th Abrasca Annual Report Award from among the 29 publicly-held companies with annual net income greater than or equal to R$2 billion.

Fibria’s Investor Relations program was recognized by Institutional Investor magazine among Latin American companies. In a perception study of investors and analysts, the Company stood out within the pulp and paper industry in the categories “Best CEO,” “Best CFO” and “Best Investor Relations Team and Manager.”

In addition, Fibria was among the five Latin American companies with best financial disclosure, as per IR Global Rankings 2011.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: February 3, 2012	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO